Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
July 9, 2009
Via EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Emdeon Inc. Amendment No. 3
Registration Statement on Form S-1 (File No. 333-153451)
Ladies and Gentlemen:
          On behalf of Emdeon Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) of the Company, together with Exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2009.
          Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from H. Christopher Owings, dated July 2, 2009 (the “Comment Letter”). Amendment No. 3 also removed the high-vote/low-vote capital structure contemplated in previous filings (because the Company obtained amendments to its bank credit facilities) and includes disclosure related to the recent acquisition by the Company of eRx Network, L.L.C.
          The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.
          The Company has asked us to convey the following as its responses to the Staff:

Emdeon Inc.

General
1.	We note there are numerous blanks throughout the registration statement. Upon completion we will need sufficient time to review the complete filing in its entirety.
Response to Comment 1
     The Company has informed us that it will complete the remaining blanks in the registration statement in a subsequent pre-effective amendment as soon as the applicable information is available. The Company understands that the Staff will need sufficient time to review the complete filing in its entirety.
Cover Page of Prospectus
2.	We note your response to comment three in our letter dated November 21, 2008 that the required disclosure will be provided in a future amendment to Form S-1. We await the revised disclosures in that amendment.
Response to Comment 2
     The Company has informed us that it will disclose all information not permitted to be omitted pursuant to Rule 430A in a subsequent pre-effective amendment as soon as the applicable information is available.
Prospectus Summary, page 1
Our Industry, page 2
3.	We note your response to comment four in our letter dated November 21, 2008; however, additional support is required for the following statements:
•	Please either revise the claim that the “cost of healthcare administration in the U.S. was estimated to be $360 billion in 2008, or 17% of total healthcare expenditures” as a belief or provide additional support for the estimates.

•	Please either revise the claim that there is an “increasing number of drug prescriptions authorized by providers and an industry-wide shortage of pharmacists” as a belief or provide additional support for this statement.
     In addition, please provide support for the following statements:
•	“. . .industry estimates indicate that between $68 billion and $226 billion in healthcare costs are attributable to fraud each year.”

Emdeon Inc.

•	“Some industry reports estimate that the federal government will spend more than $35 billion on promoting healthcare information technology through ARRA.”
Response to Comment 3
     The Company has revised the registration statement in response to bullets one and two above. Please see pages 2 and 82 of Amendment No. 3.
     The Company has supplementally provided to the Staff materials supporting bullets three and four above. In accordance with Rule 418 of the Securities Act, the Company requests that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof.
Unaudited Pro Forma Financial Information, page 49
4.	We note your response to comment eight in our letter dated November 21, 2008. Please expand your disclosure to show each of the components and related amounts you have included in the calculation of the estimated impact of the tax receivable agreements. Show the payments to be made for (1) any step-up in basis in EBS Master’s assets resulting from the purchases by your and your subsidiaries of EBS Units; (2) any step-up in basis in EBS Master’s assets resulting from exchanges by the H&F Continuing LLC Members of EBS Units; (3) any step-up in basis in EBS Master’s assets resulting from payments under the tax receivable agreement to the Tax Receivable Entity; (4) tax benefits related to imputed interest; and (5) net operating loss carryovers from prior periods.
Response to Comment 4
     In response to the Staff’s comments, the Company will supplementally provide the Staff with estimated payment amounts under the applicable tax receivable agreement by category in the format of Annex A attached hereto once a price range for the Company’s Class A common stock has been determined. The Company does not believe that this additional level of detail is material to investors. Potential investors will be more focused on the aggregate estimated payments which are already in the registration statement. For example, the breakdown between estimated payments related to tax basis step-ups and net operating losses does not seem to have any significant value to an investor.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58
Overview, page 58
5.	We note your response to comment 11 in our letter dated November 21, 2008; however, your revised disclosure does not address our request for information regarding the likely timing of the expenditures for the development of new products and services or the sources of funds likely to be used. Please revise your disclosure accordingly.

Emdeon Inc.

Response to Comment 5
     The registration statement has been revised in response to the Staff’s comment. Please see page 57 of Amendment No. 3.
6.	We note your response to comment 12 in our letter dated November 21, 2008 that demographic trends could impact your revenues, cost of operation and infrastructure expenses; however, your revised disclosure does not include examples of how these demographic trends could impact your revenues, costs of operations and infrastructure expenses. Please revise your disclosure accordingly.
Response to Comment 6
     The registration statement has been revised in response to the Staff’s comment. Please see page 57 of Amendment No. 3.
Income Taxes, page 65
7.	Throughout your discussion you state one of the differences between the federal statutory rate and effective income tax rates relates to partnership basis differences. Please expand your disclosure to clarify. Further, we note the limited liability company EBS Acquisition LLC was formed in 2006 and acquired the interest in EBS Master. Please expand your disclosure to explain the impact, if any, on the company’s conversion from a limited liability company to a corporation in September 2008.
Response to Comment 7
     The registration statement has been revised in response to the Staff’s comment. Please see pages 68, 71 and 73 of Amendment No. 3.
     With respect to the Staff’s comment related to the conversion of EBS Acquisition LLC from a limited liability company to a corporation, the Company informs us that EBS Acquisition LLC has been treated as a corporation for federal income tax purposes since its formation. Accordingly, the conversion from a limited liability company to a corporation had no substantive effect on the accounting for the Company’s income taxes.
Results of Operations, page 66
8.	In the sections “Quarter Ended March 31, 2009 Compared to Quarter Ended March 31, 2008” and “Year Ended December 31, 2008 Compared to Year Ended December 31, 2007,” you refer to the expiration of channel partner contracts, including the expiration of “a significant channel partner contract.” Please revise your disclosure to describe the significant expired contract(s), the nature of the expiration, and the consequences of the expiration.

Emdeon Inc.

Response to Comment 8
     The registration statement has been revised in response to the Staff’s comment. Please see pages 59, 66, 68 and 69 of Amendment No. 3.
Liquidity and Capital Resources, page 76
9.	We note your response to comment six in our letter dated November 21, 2008. In addition, please provide disclosure regarding the effect on your liquidity in the event that, as a result of recent developments in the credit markets, your lenders become insolvent or you are unable to obtain additional debt.
Response to Comment 9
     The registration statement has been revised in response to the Staff’s comment. Please see page 74 of Amendment No. 3.
Credit Facilities, page 78
10.	Please revise your disclosure to describe the circumstances under which you are required to prepay amounts outstanding under the First Lien Credit Agreement and the limits imposed by the Credit Agreements on amounts you may spend on capital expenditures.
Response to Comment 10
     The registration statement has been revised in response to the Staff’s comment. Please see pages 76 and 77 of Amendment No. 3.
Principal and Selling Stockholders, page 124
11.	We note your response to comment 16 in our letter dated November 21, 2008 that the required disclosure will be provided in a future amendment to Form S-1. Based on the percentage of securities to be offered by the selling stockholders, you may be required to identify the selling stockholders as underwriters. We await the revised disclosures in that amendment.
Response to Comment 11
     The Company has informed us that it will provide additional information about the amount of securities to be offered by the selling stockholders in a subsequent pre-effective amendment as soon as the applicable information is available.

Emdeon Inc.

Certain Relationships and Related Transactions, page 129
Related Party Transactions Policies and Procedures, page 136
12.	You state that “certain ‘interested transactions’ are deemed preapproved by the Audit Committee,” including director compensation and employment transactions involving an executive officer and related compensation. Please revise your disclosure to describe all types of interested party transactions that are preapproved by the Audit Committee.
Response to Comment 12
     The registration statement has been revised in response to the Staff’s comment. Please see page 133 of Amendment No. 3.
Audited Consolidated Financial Statements, page F-2
13.	We note numerous changes to amounts within the financial statements for 2006 and 2007 from your previous amendment. For example, deferred income tax liabilities as of December 31, 2007 was previously disclosed as $48,880 and the amount is now disclosed as $59,865 representing a change of over 20 percent. The net income (loss) attributable to Emdeon Inc. for the period from November 16, 2006 to December 31, 2006 and the year ended December 31, 2007 is also different from amounts previously reported. Please advise us of the factors you considered in concluding disclosures set forth in SFAS 154 were not required.
Response to Comment 13
     The 2006 and 2007 financial statements were changed after the initial filing of the registration statement to appropriately consider three matters, each of which management has concluded to be immaterial to the financial statements taken as a whole.
     During 2008, the Company determined that certain goodwill balances associated with the 2006 Transaction had not been pushed down to its subsidiary, EBS Master, and that a provision for state income taxes for two subsidiaries had previously been omitted from the financial statements. Pushing this goodwill down to EBS Master resulted in a change in basis of the Company’s investment in EBS Master. This change in basis and state tax provision resulted in a net increase to deferred tax liabilities and accrued expenses, which are reflected within Matter #1 in the table in Annex B attached hereto.
     During 2008, the Company determined that the fees and costs associated with obtaining the Company’s credit agreements should be amortized under the effective interest method. Also, in analogizing to EITF Issue No. 00-27, the Company concluded that the portion of the total costs and fees paid to its lenders in connection with the credit agreement would be better classified as a reduction of the loan proceeds. Matter #2 in the

Emdeon Inc.

table in Annex B depicts the impact of these changes to the 2006 and 2007 financial statements.
     In connection with a project to re-assess the account mapping of the costs associated with the Company’s departments, the Company determined that certain departments would be better classified in different captions on the income statement. Certain other immaterial items were reclassified at the same time. All periods presented in the financial statements are presented on a comparable basis. Matter #3 in the table in Annex B depicts the impact of these changes in classification to the 2006 and 2007 financial statements.
     In reaching the conclusion that the matters discussed above were immaterial to the financial statements, management considered both quantitative and qualitative factors as described in Topic 1-M of SEC Guidelines Rules and Regulations. With respect to qualitative factors, the Company first observed that these financial statements were presented solely for the purpose of inclusion in the Company’s registration statement and were not previously distributed. In addition, the financial statements are subject to the reorganization referred to in Note 1. As a result, the judgment of an investor or potential investor has not been affected by the matters described above. Additionally, the Company has determined that the adjustments had no impact on the Company’s compliance with covenants in its credit agreements, or the trend of earnings and had no significant or adverse impact on the Company’s working capital.
     With respect to quantitative factors, the Company noted that the adjustments to net income totaled less than 0.4% of previously reported 2007 net income and that the changes in balance sheet classification had impacts of 1% or less of total assets and 1.8% or less of long-term debt at December 31, 2007. In terms of dollars, the impact of the changes to net loss in 2006 is likewise immaterial.
     Although the change in deferred income tax liability was over 20%, when assessing the materiality of the changes in balance sheet classification and considering the judgment of the users of the Company’s financial statements, the Company believes that greater weight should be placed on the qualitative factors discussed above. When the qualitative and quantitative factors are considered together, the Company has determined that the adjustments summarized in Annex B are immaterial both individually and collectively to the financial statements when taken as a whole.
     With respect to the accounting and disclosure requirements of SFAS 154, the Company noted that Topic 1-N of SEC Guidelines Rules and Regulations differentiates between material and immaterial adjustments to previously issued financial statements. Topic 1-N provides that “. . .correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.” Conversely, for material misstatements, Topic 1-N states, “If that [materiality] analysis indicates that the prior year financial statements are materially misstated, they would need to be restated in accordance with SFAS No. 154.”

Emdeon Inc.

     As the Company has concluded that the matters discussed above are “immaterial adjustments to previously issued financial statements,” the Company believes that designation of such financial statements as restated is not necessary. Further, because the amounts are immaterial and the presentation of each is consistent between the periods presented, the Company believes that no specific disclosure of such changes is necessary in the notes to the financial statements. The footnotes to the audited financial statements include a general disclosure on page F-9 noting that certain changes in classifications have been made to conform to the current period presentation.
14.	Please tell us what consideration was given to separating the pre-and post-push down periods by a vertical black line signifying the different bases of accounting resulting from the 2008 Transaction as well as reflecting separate periods within your footnote disclosures.
Response to Comment 14
     The Company has informed us that three specific factors were considered in concluding that no separation of the financial statements was necessary to reflect this change in basis. First, this type of a presentation generally accompanies a change in basis when a “predecessor” (as defined by Rule 405 under the Securities Act) is present. The 2008 Transaction involved an acquisition of a minority interest, with no change in control. Thus, there was no “predecessor” associated with the 2008 Transaction. The Company believes its position to be consistent with Section 1170.2 of the Staff’s Financial Reporting Manual.
     Second, the Company believes that because the period of time in 2008 (i.e., less than six weeks) that occurred prior to the acquisition of the minority interest was relatively short, a separate presentation of the income statement would not be expected to significantly influence the decision of an investor (and may imply a change in control occurred when it did not).
     Third, the Company has disclosed in footnote 4 to its consolidated financial statements for the year ended December 31, 2008 that the 48% step-up in the basis of the net assets of EBS Master recorded at the General Atlantic and H&F acquirer level was pushed down to the Company’s financial statements as of February 8, 2008. Accordingly, any users of the financial statements are informed of such a change in basis.
1. Organization, page F-7
15.	We note EBS Acquisition acted as a limited liability company prior to converting into a Delaware corporation, Emdeon Inc., in September 2008. Please advise or revise the face of the historical combined financial statements to provide pro forma tax and earnings per share data. The pro forma data should show the estimated effect of income taxes on net income and earnings per share for periods prior to becoming a taxable corporation.
Response to Comment 15
     The Company has informed us that EBS Acquisition LLC has been treated as a corporation for federal income tax purposes since its formation. The conversion from a limited liability company to a corporation had no substantive effect on the accounting for the Company’s income taxes. As a result, the Company believes that no pro forma tax and earnings per share data is necessary.

Emdeon Inc.

16.	Please advise or revise your financial statements to reclassify the undistributed earnings of the limited liability company for periods prior to becoming a taxable corporation to additional paid-in-capital. This presentation assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation. Refer to SAB Topic 4B.
Response to Comment 16
     The Company has informed us that EBS Acquisition LLC has been treated as a corporation for federal income tax purposes since its formation. The conversion from a limited liability company to a corporation had no substantive effect on the accounting for the Company’s income taxes. Accordingly, the Company believes that SAB Topic 4B is not applicable.
17.	Your disclosure in the last paragraph of page F-8 references accounting for the reorganization using carryover basis being consistent with SFAS 141 and FTB 85-5 which have been replaced or nullified by SFAS141(R). Please revise your disclosure to clarify the basis for your accounting.
Response to Comment 17
     The registration statement has been revised in response to the Staff’s comment. Please see pages F-8 and F-44 of Amendment No. 3.
2. Summary of Significant Accounting Policies, page F-9
18.	We note your response to comment 20 in our letter dated November 21, 2008 and your disclosure on page F-9 indicating net income (loss) was not allocated to the noncontrolling interest holders from November 16 to December 31, 2006 and the year ended December 31, 2007, as the balance was considered to be in a net deficit position. In light of the adoption of SFAS 160, please tell us the extent you considered the disclosure requirements in paragraph 6 of SFAS 160.
Response to Comment 18
     The Company has informed us that HLTH’s noncontrolling interest was in a net deficit position from November 16, 2006 to February 7, 2008. In connection with the 2008 Transaction, HLTH’s noncontrolling interest was purchased by the Principal Equityholders. In all periods subsequent to the 2008 Transaction, the noncontrolling interest, which at March 31, 2009 consisted of H&F’s direct investment in EBS Master, was a positive noncontrolling interest balance.
     The Company notes that paragraph 6 of SFAS 160 requires pro forma disclosure in the year of adoption if the new presentation required by SFAS 160 differs significantly from the previous requirement of paragraph 15 of ARB 51. Because the noncontrolling

Emdeon Inc.

interest of the current holder (i.e., H&F) has never been in a deficit position, there is no difference in the income attributable to the parent as a result of the adoption of SFAS 160.
4. Business Combinations, page F-16
19.	We note your response to comment seven in our letter dated November 21, 2008. Please provide us additional information supporting your conclusion that the investor groups were part of a collaborative group.
•	Please explain how you were able to conclude the investments made by the investors are in reasonable proximity. Please tell us if you considered General Atlantic’s investment in November 2006 in which it acquired a 52% controlling interest in EBS Master to be in reasonable proximity to the investments later made by the H&F entities and General Atlantic affiliate in February 2008.

•	Please explain the timing and sequence of events such that General Atlantic and H&F each solicited the other party to invest in EBS Master.

•	We note the matters you have listed that require the consent of the other investor group however it appears General Atlantic has control of the board of directors and a majority voting interest. Please explain in more detail how the investors are compelled to collaborate on the subsequent control of the company. Tell us the significant matters subject to approval by the board of directors and those matters subject to a vote of the stockholders not subject to consent.

•	Please explain why the drag-along rights and restriction on the sale of EBS Master Units are not usual and customary.
Response to Comment 19
     The Company has informed us that General Atlantic and H&F entered into the Third Amended and Restated Limited Liability Company agreement of EBS Master at the time of the 2008 Transaction with the intent to collaborate in the management of EBS Master. Subsequent to the 2008 Transaction, both General Atlantic and H&F have demonstrated this collaboration through the management of EBS Master and by jointly pursuing a reorganization and initial public offering following the 2008 Transaction. In addition, General Atlantic and H&F jointly approved EBS Master’s acquisitions of GE Healthcare’s patient statement business, the Sentinel Group and eRx Network, L.L.C.
     The following paragraphs are in direct response to the Staff’s comments in the Comment Letter. Responses to comments 7 and 17 included in the Company’s letters to the Staff dated June 16, 2009 and November 10, 2008, respectively, provide more detailed information related to the Company’s conclusion that General Atlantic and H&F are members of a collaborative group.
Reasonable Proximity
     The investments of General Atlantic and H&F to effect the acquisition of the 48% ownership in EBS Master that was previously held by HLTH were each made on February 8, 2008. Because these investments occurred on the same day, and through the same purchase agreement, the Company believes such investments were in “reasonable proximity” and therefore subject to the rebuttable presumption that the investors were part of a collaborative group. The Company has informed us that it viewed the initial investment in EBS Master by General Atlantic in the 2006 Transaction as a separate, independent transaction, and therefore it had no bearing on the Company’s conclusion as to the accounting for the 2008 Transaction. The 2006 Transaction was accounted for pursuant to EITF Issue No. 88-16. The Company believes that it became wholly-owned as a result of the collaborative group’s purchase of the remaining 48% interest of HLTH.

Emdeon Inc.

Timing and Sequence of Investment
     The following is a summary of the timing and sequence of events that occurred in connection with the purchase of HLTH’s 48% interest in EBS Master by General Atlantic and H&F:
•	Shortly after the 2006 Transaction was consummated, General Atlantic and HLTH began informal discussions about the possible purchase of HLTH’s 48% interest in EBS Master by General Atlantic.

•	On October 22, 2007, General Atlantic decided to formally invite H&F to participate in its investment in the remaining 48% of EBS Master.

•	On November 5 and 6, 2007, the H&F deal team flew to Nashville, TN for an initial due diligence session with management of both EBS Master and HLTH.

•	On November 8, 2007, H&F indicated to General Atlantic that it remained interested in the opportunity to invest in EBS Master. General Atlantic and H&F set a preliminary date for closing the purchase.

•	On December 6, 2007, General Atlantic and H&F met to discuss due diligence and other deal related priorities. Key issues discussed included preliminary capital and tax structures and IPO rights.

•	From December 2007 to February 2008, HLTH, General Atlantic and H&F continued to negotiate the purchase price, purchase agreement and other ancillary documents.

•	On February 8, 2008, the 2008 Transaction was consummated and General Atlantic and H&F purchased HLTH’s 48% stake in EBS Master.
Collaboration in Control of EBS Master
     Pursuant to the limited liability company agreement of EBS Master in effect as of the date of the 2008 Transaction, General Atlantic had the right to appoint three directors, H&F had the right to appoint two directors, and collectively General Atlantic and H&F had the right to jointly appoint three independent directors. This limited liability company agreement provided that absent other provisions to the contrary, the board of directors of EBS Master may act by an affirmative majority of the total members of the board. Unless otherwise agreed by both the General Atlantic and H&F members, the audit and compensation committees of the board of directors of EBS Master would consist of two directors, one representing General Atlantic and the other H&F.
     Even though the board of directors of EBS Master generally acts by majority vote, the limited liability company agreement of EBS Master at the time of the 2008 Transaction includes several limitations on this right. EBS Master cannot take the following actions without the written approval of each of General Atlantic and H&F:
•	Authorize, issue, or enter into any agreement providing for the issuance or sale of any units or the issuance of any debt securities that are convertible into any units that are senior with respect to distribution rights to the units held by General Atlantic and H&F;

•	Subject to certain limited exceptions, permit to occur any sale of liquidation of EBS Master;

•	Consummate an initial public offering prior to the third anniversary of the 2008 Transaction if the implied enterprise value of EBS Master is less than $2.35 billion;

•	Acquire or dispose of any interest in any business involving consideration exceeding $100 million in any transaction or series of related transactions;

•	Create or assume indebtedness which causes EBS Master’s leverage ratio to exceed 5 to 1.0;

•	Select or change the auditors of EBS Master;

•	Appoint or remove the chief executive officer of EBS Master;

•	Effect any public offering of any equity securities of a subsidiary of EBS Master; and

•	Amend or modify any organizational documents in a manner which adversely affects either General Atlantic or H&F.

Emdeon Inc.

Drag-along Rights and Restrictions on Sale
     The Company notes that Topic D-97 contemplates an evaluation of whether transfer restrictions are usual and customary. The Company acknowledges that the two-year restriction on the investor’s ability to sell EBS Units is not an unusual or non-customary sale restriction for a closely held company. However, EITF Issue No. D-97 (“Topic D-97”) identifies a restriction on sale as only one of the factors for evaluating subsequent collaboration.
     In contrast, while the Company understands that drag-along rights may be considered in an evaluation of subsequent collaboration, the Company notes that Topic D-97 specifically contemplates (footnote 4 of Topic D-97) that drag-along rights are to be considered as a factor in evaluating risk of ownership. Unlike its discussion of subsequent collaboration, Topic D-97 describes no similar “usual and customary” criterion when evaluating the risk of ownership. Accordingly, without regard to whether such drag-along rights are usual and customary, the Company understands that the existence of these drag-along rights serve as a significant limitation to an investor’s risk and rewards of ownership and as such are a strong indicator that General Atlantic and H&F are members of a collaborative group.
Notes to Consolidated Financial Statements, March 31, 2009
16. Subsequent Events, page F-58
20.	We note you acquired substantially all of the assets of The Sentinel Group on June 5, 2009. To the extent material, please explain your consideration of the disclosure requirements of paragraphs 67 and 68 of SFAS 141R.
Response to Comment 20
     The Company has informed us that it does not believe the acquisition of the Sentinel Group was a material acquisition for the Company for a number of reasons, including the fact that (i) the Company paid $3 million in cash for the assets of the Sentinel Group and (ii) for the year ended December 31, 2008, the Sentinel Group’s revenues and loss before income taxes totaled approximately $1.9 million and $2.6 million, respectively.
     However, the Company has advised us that it has included the disclosures required by SFAS 141R on page F-57 of Amendment No. 3 for the eRx Acquisition because this acquisition was more significant for the Company both in terms of consideration paid and effect on the Company’s financial statements. In addition, as noted on page 58 of Amendment No. 3, because eRx represents more than 20% of the Company’s income before income taxes for the year ended December 31, 2008, the Company expects to file historical financial statements of eRx, as well as pro forma financial information that gives effect to the transaction, within 75 days of the completion of the eRx Acquisition in accordance with the rules of the Commission.
Exhibits
21.	We note that you have not provided us with most of the exhibits to your registration statement. Please file these exhibits as soon as practicable so we may review them in a timely manner.
Response to Comment 21
     The Company is filing most of the exhibits to the registration statement at this time and will file the remainder of the exhibits in a subsequent pre-effective amendment as soon as possible. The Company understands that the Staff will need adequate time to review the exhibits to the registration statement.

Emdeon Inc.

Draft Legal Opinion
22.	The legal opinion provided to you by counsel expresses its opinion only as to the “General Corporation Law of the State of Delaware.” Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.
Response to Comment 22
     Paul, Weiss confirms that the reference and limitation to the “General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

Emdeon Inc.

23.	Counsel also indicates that its opinion “is rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.” Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.
Response to Comment 23
     The legal opinion has been revised in response to the Staff’s comment. Paul, Weiss has supplementally provided the Staff with a revised draft of the legal opinion.
* * * *

Emdeon Inc.

     If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3360 or John C. Kennedy at (212) 373-3025.
Sincerely,
Brett D. Nadritch, Esq.

cc:	Gregory T. Stevens, Esq. Emdeon Inc. Michael Kaplan, Esq. Davis Polk & Wardwell

Annex A

	As of the IPO	Future Exchanges
		H&F	EBS Equity		Total To Tax
	Emdeon, Inc.	Continuing	Plan		Receivable
	and Subs	Members	Members	Total	Entity	Total

Payments related to:
Step-up from purchases by Emdeon, Inc. and Subsidiaries
Step-up from exchanges by H&F Continuing LLC Members
Step-up from exchanges by EBS Equity Plan Members
Payments under the tax receivable agreements
Imputed Interest
Net operating losses

Total

Annex B

					2007
		Matter	Matter	Matter	(as
2007	2007	#1	#2	#3	adjusted)
Balance Sheet
Prepaid expenses and other current assets	14,788	—	—	632	15,420
Deferred income tax assets	2,730	733	—	—	3,463
Goodwill	656,279	10,718	—	—	666,997
Other assets	17,240	—	(14,841)	—	2,399
Accrued expenses	(74,439)	(219)	—	(633)	(75,291)
Long-term debt	(880,203)	—	15,516	—	(864,687)
Deferred income taxes liabilities	(48,880)	(10,985)	—	—	(59,865)
Other long-term liabilities	(22,356)	—	—	1	22,355
Accumulated OCI	15,268	(794)	—	—	14,474
Retained earnings	(14,764)	547	(675)	—	(14,892)

Statement of Operations
Costs of operations	518,757	—	—	(4,180)	514,577
Development and engineering	23,130	—	—	5,409	28,539
Salaries, marketing, general, and administrative	95,556	—	—	(1,081)	94,475
Interest expense	74,940	—	(615)	—	74,325
Income taxes	17,573	676	—	(148)	18,101

Net income	17,337	(676)	615	—	17,276

					2006
		Matter	Matter	Matter	(as
2006	2006	#1	#2	#3	adjusted)
Statement of Operations
Costs of operations	56,801	—	—	(173)	56,628
Development and engineering	2,411	—	—	371	2,782
Salaries, marketing, general, and administrative	12,960	—	—	(198)	12,762
Interest expense	10,173	—	(60)	—	10,113
Income taxes	1,143	(129)	—	—	1,014

Net loss	2,573	(129)	(60)	—	2,384